UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) *

(Amendment No. 9)*

GLOBUS MARITIME LIMITED
(Name of Issuer)

Common Shares, par value $0.004 per share
(Title of Class of Securities)

Y27265308
(CUSIP Number)

Georgios Feidakis 128 Vouliagmenis Avenue, 2nd Floor 166 74 Glyfada, Athens, Greece + 30 210 960 8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2019
(Date of Event Which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Firment Shipping Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,420,163
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,420,163
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,420,163 (see Items 3 and 5)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.2% (see Items 3 and 5) *
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculations consider 3,209,327 common shares to be outstanding following the issuance of 2,832 shares to directors which became effective on December 14, 2018 which Mr. Feidakis is aware of due to his role as the Chairman of the Board of Directors of the Issuer.

1.	NAME OF REPORTING PERSONS Georgios Feidakis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,420,163 *
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,420,163 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,420,163 (see Items 3 and 5)*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (10) 44.2% (see Items 3 and 5)**
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Mr. Feidakis may be deemed to beneficially own common shares through Firment Shipping Inc., a Marshall Islands corporation controlled by Mr. Feidakis.

** Percentage calculations consider 3,209,327 common shares to be outstanding following the issuance of 2,832 shares to directors which became effective on December 14, 2018 which Mr. Feidakis is aware of due to his role as the Chairman of the Board of Directors of the Issuer.

ITEM 1. SECURITY AND ISSUER.

This statement constitutes Amendment No. 9 on Schedule 13D (this “Amendment”) relating to the common shares, par value $0.004 per share (the “Common Shares”), of Globus Maritime Limited, a Marshall Islands corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Athens, Greece. This Amendment amends and supplements the existing Schedule 13D on file, as it is has been amended and supplemented from time to time. Except as specifically amended by this Amendment, the Schedule 13D, as amended, is unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

(a)       This Amendment is being filed on behalf of (i) Firment Shipping Inc., a Marshall Islands corporation (“Firment Shipping”); and (ii) Georgios Feidakis, a Greek national (“Mr. Feidakis”). Firment Shipping and Mr. Feidakis are collectively referred to as the “Reporting Persons”. Mr. Feidakis may be deemed to control Firment Shipping.

(b)       The principal business address of Firment Shipping is 17 Ifigenias street, 2007 Strovolos, Nicosia, Cyprus. The principal business address of Mr. Feidakis is 128 Vouliagmenis Ave., 2nd Floor, 166 74 Glyfada, Athens, Greece.

(c)       The principal business of Firment Shipping is to act as an investment holding company. Mr. Feidakis is an entrepreneur and his present principal occupation is as Chairman of the Board of Directors of F.G. Europe S.A. and as director and executive of several of its subsidiaries.

(d and e) None of the Reporting Persons or persons identified in this Item 2, has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        The sole director of Firment Shipping is Marios Lazarou, a citizen of Cyprus. Mr. Lazarou is an attorney and his occupation in Firment Shipping is as director/president/secretary/treasurer. Mr. Feidakis is a Greek citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented by adding the following:

On February 8, 2019 the warrants that were held by Firment Shipping expired, and therefore Firment Shipping is no longer deemed to beneficially own the 738,001.7 Common Shares that could have been issued upon exercise of such warrants.

ITEM 4. PURPOSE OF TRANSACTION.

Firment Shipping holds its Common Shares for investment purposes, and to potentially acquire more Common Shares or dispose of them. The Common Shares that Mr. Feidakis may be deemed to beneficially own are held for investment purposes, but as the Chairman of the Board of Directors of the Issuer and a significant shareholder, Mr. Feidakis may have influence over the corporate activities of the Issuer, including activities which would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of Schedule 13D. Any future decision of Mr. Feidakis to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a and b) Percentage calculations consider 3,209,327 Common Shares to be outstanding following the issuance of 2,832 shares to directors which became effective on December 14, 2018 which Mr. Feidakis is aware of due to his role as the Chairman of the Board of Directors of the Issuer.

The Reporting Persons may be deemed the beneficial owners of the Common Shares as follows:

Firment Shipping may be deemed to beneficially own 1,420,163 Common Shares, representing approximately 44.2% of the outstanding Common Shares. Firment Shipping has the sole power to vote and the sole power to dispose of 1,420,163 Common Shares and the shared power to vote and the shared power to dispose of 0 Common Shares.

Mr. Feidakis may be deemed to beneficially own 1,420,163 Common Shares, representing approximately 44.2% of the outstanding Common Shares. Mr. Feidakis may be deemed to beneficially own 1,420,163 Common Shares through Firment Shipping, a company controlled by him.

Mr. Feidakis has the sole power to vote 0 Common Shares and the shared power to vote 1,420,163 Common Shares. Mr. Feidakis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,420,163 Common Shares.

No other persons named in response to Item 2 have the sole or shared power to vote or to direct the vote, to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c) Except as described herein, no transactions in the Common Stock were effected by the Reporting Persons, or to the knowledge of the Reporting Persons, nor by any executive officer or director of the Reporting Persons, or to their knowledge, since the most recent filing of Schedules 13D by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit I and is incorporated by reference herein.

To the knowledge of the Reporting Persons, other than as sert forth in the exhibits hereto, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein and in previous Schedule 13Ds of the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I.	Joint Filing Agreement

In addition to the aforementioned exhibits, all previously filed exhibits to Schedule 13D and to its Amendments are also exhibits to this Amendment No. 9 and are incorporated by reference hereto as if contained herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2019
(Date)

FIRMENT SHIPPING INC.

By:	/s/ Marios Lazarou
Name: Marios Lazarou
Title: Sole Director, President, Secretary and Treasurer

/s/ Georgios Feidakis
Georgios Feidakis*

* The Reporting Person disclaims beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).

Exhibit i

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the common shares, par value $0.004 per share, of Globus Maritime Limited shall be filed on behalf of the undersigned.

March 18, 2019
(Date)

FIRMENT SHIPPING INC.

By:	/s/ Marios Lazarou
Name: Marios Lazarou
Title: Sole Director, President, Secretary and Treasurer

/s/ Georgios Feidakis
Georgios Feidakis